Mail Stop 3561

May 17, 2007

BY U.S. Mail and via Facsimile

Mr. Bruce Littell
 Chief Executive Officer and Chief Financial Officer
LOGISTICAL SUPPORT, INC.
19734 Dearborn Street
Chatsworth, California 91311

> **Re: Logistical Support, Inc.**
> **Form 10-KSB for fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-50222**

Dear Mr. Littell:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Financial Statements

Income Statement, page F-3

1.   As Triumph was one of your suppliers, we would consider the $257,892 loss on settlement to constitute an operating item rather than a component of other income (expense). Please reclassify this charge accordingly.

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-9

2.   In your discussion titled "Payment Structure" on page 7, you state that the government generally does not have any payment obligations until "acceptance." Please explain to us why revenue recognition on product sales is recorded upon shipment. That is, it appears revenue recognition upon receipt and acceptance would be more appropriate. This matter should be clarified in your footnote as well.

Note 2. Due From Officers/Affiliates, page F-14

3.   Please provide us with separate schedules of activity in this account for Harry Lebovitz and related entities and for all other borrowers. If any portion of the $114,307 balance at December 31, 2006 is due from Mr. Lebovitz or related entities, please explain why no reserve has been recorded against this balance. Please explain why none of the loans to the various officers and/or affiliates are considered to be assets. Further, please explain the nature of the provision for advances of $113,968 recorded in fiscal 2006 and show us how this balance appears in your income statement and your cash flow statement for the period. In this regard, we note only a provision of $25,800 specifically identified in those two financial statements. Instead, the statement of cash flows appears to include the remainder of the balance as a change in "operating assets" and the income statement does not appear to include the remaining charge. Please explain, supplementally and in detail. We may have further comments upon review of your response.

Note 9. Stockholders' Equity, page F-17

Exercise of Warrants

4.   Reference is made to your reduction in the exercise price of the warrants held by Hunter World Markets. Please explain to us your reasons for reducing the exercise price to a below-market per share value, and tell us whether and how you recorded the related charge in your 2006 financial statements. Your response should also address when the warrants were issued and the nature of your relationship with Hunter World Markets. In

this regard, please tell us whether Hunter World Markets is related to the Hunter Fund (Note 5).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief